Consent of Independent Registered Public Accounting Firm



ICON plc
South County Business Park
Leopardstown
Dublin 18


We consent to the incorporation by reference in the registration statement on Form S8 of ICON plc of our report dated July 27, 2005 with respect to the consolidated balance sheets of ICON plc as of May 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows, for each of the years in the three-year period ended May 31, 2005, which report appears in the May 31, 2005, annual report on Form 20-F of ICON plc.



KPMG
Public Accounting Firm

Dublin, Ireland
October 12, 2005